Filed pursuant to Rule 433 Registration Statement No. 333-137902 Dated April 15, 2008

Release

DEUTSCHE BANK TO ISSUE FOUR EXCHANGE-TRADED NOTES LINKED TO THE DEUTSCHE BANK LIQUID COMMODITY INDEX- OPTIMUM YIELD AGRICULTURETM

NEW YORK, April 15, 2007 – Deutsche Bank today announced that it will issue four Exchange-Traded Notes (ETNs) linked to the Deutsche Bank Liquid Commodity Index - Optimum Yield AgricultureTM.  The index is intended to reflect the price changes in a basket of corn, soybeans, sugar and wheat futures. The ETNs will be traded on the NYSE Arca, listed as follows:

DB Agriculture Double Short ETN	(NYSE Arca: AGA)
DB Agriculture Double Long ETN	(NYSE Arca: DAG)
DB Agriculture Short ETN	(NYSE Arca: ADZ)
DB Agriculture Long ETN	(NYSE Arca: AGF)

The ETNs will be the first to offer investors cost-effective and convenient short or leveraged exposure to agricultural commodities: the DB Agriculture Double Short ETNs offer investors exposure to two times the monthly inverse performance of the agriculture index plus a monthly T-Bill index return; the DB Agriculture Double Long ETNs offer investors exposure to two times the monthly performance of the agriculture index plus a monthly T-Bill index return; the DB Agriculture Short ETNs offer investors exposure to the monthly inverse performance of the agriculture index plus a monthly T-Bill index return; and the DB Agriculture Long ETNs offer investors exposure to the monthly performance of the agriculture index plus the monthly T-Bill index return. All of the securities are subject to an investor fee.

Each of the four ETNs are senior unsecured obligations of Deutsche Bank. Each security being offered has separate terms and offers investors a different type of monthly exposure to a total return version of the Deutsche Bank Liquid Commodity Index – Optimum Yield AgricultureTM. Investors can subscribe to any of the four offerings. Deutsche Bank will issue the securities in denominations of $25.

"We are pleased to offer investors a simple way to take a short or leveraged view on the performance of agricultural commodities, especially in light of recent price fluctuations," said Kevin Rich, Managing Director in Deutsche Bank's Global Markets Investment Products group.

In February, Deutsche Bank issued three Gold ETNs linked to the Deutsche Bank Liquid Commodity Index - Optimum Yield GoldTM which are traded on the NYSE Arca.
For more information on the funds, please visit: www.dbfunds.db.com/notes.

For further information please call:
Renee Calabro  +1-212-250-5525
Media Relations

About Deutsche Bank
Deutsche Bank is a leading global investment bank with a strong and profitable private clients franchise. A leader in Germany and Europe, the bank is continuously growing in North America, Asia and key emerging markets. With 78,291 employees in 76 countries, Deutsche Bank offers unparalleled financial services throughout the world. The bank competes to be the leading global provider of financial solutions for demanding clients creating exceptional value for its shareholders and people.

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Deutsche Bank AG has filed a registration statement (including a prospectus, prospectus supplement and pricing supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and pricing supplement in that registration statement and other documents that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and pricing supplement if you so request by calling toll-free 1-877-369-4617.